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Musaffa
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Musaffa
Dilshod Jumaniyazov, CFA
Co-Founder & CEO
and value-driven investors
Invest in Musaffa
US-Based, AI-Powered Islamic Fintech Company
Join the Movement to Build a Riba-Free Future!
LAST CHANCE
CLOSING ON AUGUST 2 @ 11:59 PM ET
59 DAYS 18 HOURS 59 MINUTES 21 SECONDS
Previous Rounds Completed $5M Growth $1M
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Musaffa
HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE
535,583 members across 200+ countries – Aiming for 30M+ by 2030
$30 Trillion Shariah-Compliant Market Opportunity
625% Revenue Growth in the Last 12 Months
Previous Rounds Completed $5M Growth $1M
$5,036,282
899 investments
$0
0 investments
Price Per Share:
$2.50
Min. Investment:
$1,000.00*
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A 2% transaction fee applies to all investments below $9,999.99
SEC Filings
Offering Circular
Investor Education
As Featured In
Wealth Management.com
Salaam Gateway
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Exclusive Investor Bonuses

Investment Level Bonus

- Invest: $1,000 + **Bonus: 0%**
- Invest: $2,500 + **Bonus: 1%**
- Invest: $5,000 + **Bonus: 2%**
- Invest: $10,000 + **Bonus: 3%**
- Invest: $25,000 + **Bonus: 4%**
- Invest: $50,000 + **Bonus: 5%**

Enter your investment amount:

$ 1000

Investment Calculator

INVESTMENT LEVEL BONUS

0%	1%	2%	3%	4%	5%
$1,000	$2,500	$5,000	$10,000	$25,000	$50K+

TIME LEVEL BONUS

60 Days — Extra **12%** Bonus Shares - **Today Only!**

Bonus shares **drop 0.2% daily**—invest now to maximize your rewards!

LOYALTY LEVEL BONUS

Existing Investor (Get Extra **3%** Bonus)

Premium & Premium Plus Users (Get Extra **1%** Bonus)

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$2.50	400	48 (12%)	448	$2.23
Share Price	Shares	Bonus Shares + Time Level Bonus	Total Shares	Effective Share Price

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Investor Tier	Investment Amount*	Discount on Premium Subscription	Discount on Premium Plus Subscription
Supporter	$1,000 - $2,499	15% for 1 year	30% for 1 year
Contributor	$2,500 - $4,999	20% (up to 2 years)	40% (up to 2 years)
Advocate	$5,000 - $9,999	25% (up to 3 years)	50% (up to 3 years)
Champion	$10,000 - $24,999	30% (up to 4 years)	60% (up to 4 years)
Visionary	$25,000 - $49,999	35% (up to 5 years)	70% (up to 5 years)
Partner	$50,000+	40% (up to 6 years)	80% (up to 6 years)

Musaffa™ HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

Top Reasons to Invest in Musaffa

#1* Website
to screen and research halal stocks & ETFs in the world

4.7
rating from 7000+ reviews

#2*
Islamic Fintech Company in the USA, according to Salaam Gateway

1M+
mobile app downloads (iOS and Android)



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2M+	535,583	$112.60M	$250,000
visits to the platform in the last six months	users from 200 countries (360% annualized growth)	in Linked Assets, Grew from $83K in 9 Months	founders invested themselves

High-profile Investor &
Brand Ambassador

"Musaffa is a Muslim company that is servicing the Ummah to build a halal financial future!



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Musaffa™
HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

Partnering with Musaffa gives me the opportunity to support this for Muslims around the world."

NABIL FEKIR

French Professional Footballer
FIFA World Cup Champion, 2018

Musaffa

ⓘ Disclaimer

What our investors say...

Sherif
TX, US

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Musaffa™
HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

Sherifah A.
TX, USA

Three years ago, I was searching for halal investment opportunities when I came across Musaffa. Intrigued by their vision, I decided to give them a call. During our conversation, they shared their ambitious plan to create a global halal investing platform designed specifically for Muslims. Their goal was to make it simple and accessible for Muslims to invest without compromising their values or worrying about interest.

Idrees A.
Canada

Musaffa is by far the most intuitive and comprehensive market screener I have come across. It's an all-in-one platform for investors with strong ethical principles in pursuit of growing their wealth. Having met members of their team, they are clearly on a path to turning the dream of halal investing and wealth-generation into a sustainable reality. This is directly aligned with my goals and I believe that supporting such a powerful mission will only bring about enormous benefits to the investment community at large.

Tauhid M.
NY, USA

As a family physician, I was drawn to Musaffa for several reasons. First, I deeply resonate with what Musaffa represents—a much-needed initiative to bring Muslim-forward institutions into the financial sector. Second, I appreciate what Musaffa enables. While investing in a traditional index fund might be straightforward, aligning our investments with our ethical values is often more challenging. My wife and I are proud to be part of this journey, and I encourage others to explore what Musaffa has to offer.

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EXECUTIVE LEADERSHIP TEAM

Our leadership team is composed of seasoned professionals with extensive backgrounds in top financial technology firms across the United States, UAE, and Canada.






Dilshod Jumaniyazov
Co-founder & CEO

Akram Jagirdar
Co-founder & COO

Rashid Turaev
Co-founder & CTO

Rinat Ziyodillaev
Chief Legal Officer (CLO)

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Musaffa™ HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

        

      

55+ Tech & finance professionals with combined
work experience of 150+ years

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Musaffa™ HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE



Dilshod Jumaniyazov and Warren Buffett, Omaha, Nebraska 2011

As the co-founder and president of the University of Tennessee Investment Group, Dilshod had the honour of meeting Warren Buffett. After a meaningful discussion, Buffett's insights further inspired Dilshod to advance his vision of creating a global investment platform tailored for Muslims.

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Musaffa™

HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

What is Musaffa Solving?

Problems

Lack of Education:

A shortage of education on Islamic finance makes it difficult for Muslims to screen and invest in Shariah-compliant options globally.

Barriers to Halal Investing:

Of **$411** trillion in global assets, only **7%** are Shariah-compliant, leaving a **$30** trillion market untapped. Over **400 million** Muslims face access issues due to fragmented platforms and limited education.

Restricted Investment Options:

Muslims cannot invest in non-Shariah-compliant products like derivatives, bonds, and most stocks/ETFs, limiting their opportunities.

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Musaffa™

HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

Our Solution

- **LEARN:** Increasing Islamic Finance Knowledge
- **SCREEN:** Finding Halal Stocks & ETFs Globally
- **RESEARCH:** Performing Fundamental Research
- **INVEST:** Investing in Halal Stocks & ETFs
- **PURIFY:** Investing Cleanly - Exiting Cleanly

Musaffa - Most Comprehensive Halal Stock and ETF Scree...
Watch later
Share
Musaffa
With Musaffa
Review halal rankings and detailed screening outcomes.
www.musaffa.com
Watch on YouTube

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Musaffa™

HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

Product

Musaffa
Musaffa Academy
Search Article
Maintaining Shariah Compliance Oversight with Comprehensive Data
Dec 10, 2024
Maintaining Shariah Compliance Oversight with Comprehensive Data
Feedback

LEARN: Increasing Islamic Finance knowledge

Musaffa Academy

Master Islamic finance and halal investing with Musaffa Academy. Learn key concepts, explore investment strategies, and make informed decisions for your financial future.

Musaffa Community

Discuss finance, halal investing, and personal financial management online. Seek advice, share knowledge, and stay informed about market trends.

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SCREEN: Finding Halal Stocks & ETFs globally

Halal Stocks and ETFs Screener

Screen over 120,000 stocks and 9,000 ETFs globally to find Shariah-compliant stocks and ETFs. Currently, our users can enjoy screening over 80,000 stocks and 3,000 ETFs.

Halal Stock Collections

Quickly screen and find the trending halal stocks, including stock bucket collections such as Halal top gainers, top losers, 52-week low, 52-week high, most active, and most popular stocks.



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RESEARCH: Performing Fundamental Research

Investment Research

Conduct fundamental research to understand the risks and returns associated with potential investments comprehensively. Analyze company and market data to enable well-informed decisions, leading to the identification of profitable stocks.

Investment Checklist

Make well-informed decisions by assessing risk, financial health, business aspects, management, dividends, valuation, market conditions, liquidity, and portfolio alignment, with a focus on achieving long-term goals.

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INVEST: Investing in Halal Stocks & ETFs

Seamless Portfolio Monitoring

Link portfolios from current brokerages to the Musaffa platform/app and monitor the Shariah compliance of investments in real time.

Halal Trading Platform

Invest only in halal stocks and ETFs locally and internationally by opening a brokerage account directly on the Musaffa platform.

Customized Portfolios

Build customized portfolios to align with personal goals, manage risk effectively, maximize returns, adapt to market



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Halal Trading Platform

Invest only in halal stocks and ETFs locally and internationally by opening a brokerage account directly on the Musaffa platform.

Customized Portfolios

Build customized portfolios to align with personal goals, manage risk effectively, maximize returns, adapt to market conditions, and address religious considerations.

Smart Notifications

Receive real-time alerts on Shariah compliance of investments, market events, price movements, portfolio adjustments, news, analysis, and dividends. This facilitates managing risks and making informed investment decisions.


Tesla Inc
122.99% increased
moved up your portfolio
HALAL
Locked

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Musaffa™
HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE


Musaffa
Portfolio Purification
Pending Purification
$484.61
Mark all as Purified
Total Calculated Purification
$484.61
Total Purified Amount
$0
Pending Purification (100%)
Nike Inc
Apple Inc
Feedback

PURIFY: Investing Cleanly - Exiting Cleanly

Purification

Purify your investments by donating the non-halal portion of profits from profitable investments, ensuring continuous Shariah compliance of your investments.

Zakat Platform

Accurately calculate and pay Zakat to support charitable causes, achieve spiritual purification, support the community, foster solidarity among Muslims, and, most importantly, fulfill a religious duty.

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Musaffa™
HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

Our Shariah Advisors



Shaikh Dr. Aznan Hasan
MALAYSIA
Shariah Board member of Accounting and Auditing Organization for Islamic Financial Institutions ("AAOIFI").



Mufti Faraz Adam
UNITED KINGDOM
Well-known UK-based Islamic Finance consultant and head of the global Shariah advisory firm Amanah Advisors.

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Our Shariah board members continuously monitor our operations, systems, and technologies to ascertain that we are completely adhering to Shariah standards.













AAOIFI ACCOUNTING AND AUDITING ORGANIZATION FOR ISLAMIC FINANCIAL INSTITUTIONS

AMANAH ADVISORS Global Islamic Finance & Fintech Services

VIEW CERTIFICATES

Musaffa™ HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

Global Offices







New York, USA

One World Trade Center,
285 Fulton St, Suite 8500,
New York, NY 10007, USA

Dubai, UAE

Office 1802, Lake Central
Tower, Business Bay,
Dubai, UAE

TOSHKENT

Tashkent, Uzbekistan

1A, Mahtumquli street, 13th
Floor, Yashnobod District,
Tashkent city, Uzbekistan







#1 Website in the World for Halal Investment Research*

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Musaffa's Growth

Company History From 2020 to 2024

2024
- New Offices in Dubai & Tashkent
- Portfolio Integration & Purification with 15 Brokerages
- 475K+ users from 195 countries

2023
- 314K+ Users Globally
- The Team Expanded to 50+ members

2023
- New Office in New York
- Launched World's First Shariah-compliant ETF Screener





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2022
- 72K+ Users Globally
- 6 B2B Partnerships

2022
- Launched Mobile Apps with 50,000+ Stocks Covered

2021
- Launched Web Platform with 12 Countries Covered
- New Office in Tashkent

2020
- Musaffa's Story Begins in NYC with 3 Passionate Founders

 
Musaffa™   HIGHLIGHTS   PROBLEMS   SOLUTION   OUR TEAM   FAQ   DISCUSSION   WEBSITE ⬀

Frequently Asked Questions

Why invest in startups? ⌄

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest? ⌄

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth? ⌄

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? ⌄

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering? ⌄

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky? ⌄

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of Musaffa, Inc ("Musaffa") are not publicly-traded. As a result, the Shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios:
Musaffa gets acquired by another company.
Musaffa goes public (makes an initial public offering).
In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if Musaffa does not reach their funding target?

If Musaffa does not reach its Target Offering Amount, which is $10,000 under this Offering, all investment commitments will be canceled, and the committed funds will be returned to investors following the Offering's closure.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how Musaffa is doing?

At a minimum, Musaffa will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If Musaffa meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about Musaffa.

What relationship does Musaffa have with DealMaker Securities LLC?

DealMaker Securities LLC acts as an intermediary for Musaffa. DealMaker Securities LLC facilitates the offering process by connecting Musaffa with potential investors, ensuring compliance with regulations, managing transaction logistics, and acting as a communication channel between Musaffa and investors. Once the offering ends, Musaffa may continue its relationship with DealMaker Securities LLC for additional offerings in the future. DealMaker Securities LLC' affiliates may also provide ongoing services to Musaffa. There is no guarantee any services will continue after the offering ends.



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Musaffa™ HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

Musaffa is empowering

400 Million Muslims to access the financial markets!

Ready to join the mission?

INVEST HALAL NOW



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Offices:

- One World Trade Center, 285 Fulton St, Suite 8500, New York, NY 10007, United States
- 1A, Mahtumquli street, 13th Floor Yashnobod District, Tashkent city, Uzbekistan 100047
- Office 1802, Lake Central Tower, Business Bay, Dubai, UAE

Navigate

→ Highlights
→ Problems
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→ Our Team
→ Events
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→ View Website

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950 Birmingham, AL, 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Musaffa Inc (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-

Musaffa™ HIGHLIGHTS PROBLEMS SOLUTION OUR TEAM FAQ DISCUSSION WEBSITE

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Musaffa Inc (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Sources: 2X Projected Market Growth, 400M Obtainable Market Size, 2 Billion Muslims, 1M+ Downloads & 4.7 App Rating

#1 Website: Per web analytics of Similarweb, Semrush and Similar Sites in comparison to competitors for the year of 2024

#2 Islamic Fintech Company in the USA: As per Salaam Gateway, 2024.

"Investment Amount" means the cash amount invested by the Investor, excluding any Investor Processing Fees, which will be taken as the basis for the calculation of all Bonus Shares and Subscription Discounts.

A 2% transaction fee applies to investments between $1,000 and $9,999.99, while investments of $10,000 or more in a single payment qualify for a fee waiver on the entire

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A 2% transaction fee applies to investments between $1,000 and $9,999.99, while investments of $10,000 or more in a single payment qualify for a fee waiver on the entire amount.

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